April 25, 2006

Susan Block

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               HSBC Auto Receivables Corporation
Registration Statement on Form S-3
Filed February 9, 2006
File No. 333-131714 (the “Registration Statement”)

Ms. Block:

Thank you for your comments dated March 10, 2006 on the Registration Statement of HSBC Auto Receivables Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by the Company’s response. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.                                       Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We hereby confirm that the depositor and each issuing entity previously established by the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering.

2.                                       Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. We hereby confirm that we will file the finalized agreements at the time of each takedown.

3.                                       Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.                                       Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We hereby note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. In addition, we hereby confirm with reference to Rule 409 that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.                                       When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

We will provide a copy of the updated form of sale and servicing agreement, marked to show changes to the form previously filed with the Commission, as soon as it is available. The form of sale and servicing agreement will be filed as Exhibit 4.4 to the Registration Statement.

6.                                       We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Annex I contained information that was, for the most part, already incorporated in the text. Accordingly, we have deleted the annex and have incorporated the information therein into the text where necessary.

7.                                       Please provide a separately captioned section to describe the affiliations among parties. Refer to Item 1119 of Regulation AB.

We have revised the section captioned “Affiliations and Certain Relationships and Related Transactions” on page S-60 of the prospectus supplement to describe more fully affiliations among parties, as required by Item 1119 of Regulation AB.

8.                                       If there are any legal proceedings, please confirm you will provide them in a separately captioned section. Refer to Item 1117 of Regulation AB.

We have revised the section captioned “Legal Proceedings” on page S-61 of the prospectus supplement. We will provide current information regarding legal proceedings to the extent material for each transaction party at the time of each takedown and have added a bracketed placeholder to that effect.

Prospectus Supplement

Cover Page

9.                                       Please revise to reflect the language in Item 1102(d) of Regulation AB.

We have made the requested revisions to conform with Item 1102(d) of Regulation AB.

The Originators, page S-3

10.                                 If there may be multiple originators, please consider including bracketed language to the effect that you will disclose which loans were originated by which originator.

HSBC Auto Finance Inc. is a wholly owned subsidiary of HSBC Finance Corporation, the sponsor of the transaction contemplated by the Registration Statement. HSBC Auto Credit Inc. is a wholly owned subsidiary of HSBC Auto Finance Inc. HSBC Auto Finance Inc. purchases automobile retail installment sales contracts from automobile dealers and other sources. HSBC Auto Credit Inc. makes automobile loans directly to consumers. Automobile loans generated through either of these origination channels are subjected to standard underwriting criteria established in consultation with HSBC Finance Corporation. In addition, HSBC Finance Corporation does not distinguish between auto loans generated through these two channels in servicing practices or in reporting performance and other information with respect to the auto loans. For these reasons, HSBC Finance Corporation views each such entity’s originations as part of the same origination program.

11.                                 Please disclose, or provide bracketed language, for each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

As noted above, HSBC Finance Corporation views the originations of HSBC Auto Finance Inc. and HSBC Auto Credit Inc. as part of the same origination program. Accordingly, we believe it is appropriate to refer to the section captioned “The HSBC Finance Automobile Finance Business” beginning on page 22 of the base prospectus for a description of the origination program applicable to the auto loans regardless of the channel through which the auto loans were generated. We have also revised this section to clarify the relationship of these three entities.

Credit Enhancement, page S-11

12.                                 For contemplated credit enhancements, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Items 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more. Similarly, provide bracketed disclosure for derivatives regarding financial information if the aggregate percentage is 10% or more. Refer to Item 1115(b) of Regulation AB.

We have made the requested revisions to pages S-48 and S-55 of the prospectus supplement.

13.                                 In addition, please include a bracketed placeholder if the significance percentage of a derivative is 10% or more.

We have made the requested revisions to pages S-48 and S-55 of the prospectus supplement.

14.                                 Please revise here and throughout to clarify that “swap agreements” will be limited to interest rate or currency swaps or advise us how the other anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a of the Regulation AB Adopting Release (release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

We have made the requested revisions to the definition of “swap agreement” on pages S-3 and S-49 of the prospectus supplement, and as appropriate throughout the prospectus supplement, to clarify that swap agreements will be limited to interest rate swaps.

Delinquency and Loss Information, page S-36

15.                                 Please confirm that delinquent assets will comprise less than 20% of the asset pool. Refer to Item 1101(c)(2)(iv) of Regulation AB.

We confirm that delinquent assets will comprise less that 20% of the asset pool relating to any takedown.

Reports to Noteholders, page S-53

16.                                 If applicable, provide all the Item 1121 of Regulation AB information that will be disclosed in the reports to Noteholders.

We have made the requested revision to pages S-51 through S-53 of the prospectus supplement to include all of the applicable Item 1121 of Regulation AB information that we anticipate will be disclosed in the reports to noteholders.

Base Prospectus

Credit and Cash Flow Enhancements, page 38

17.                                 Each contemplated credit enhancement or derivative should be described in the base prospectus. Please revise to include a brief description of each of the listed credit enhancements.

We have made the requested revisions to pages S-38 and S-39 of the base prospectus.

Limitation on the Liability of the Trustee, page 51

18.                                 We note your disclosure indicating that the trustee does not take any responsibility “for the accuracy and content of any of the documents that are furnished” to it. Please note that the disclaimer of liability for material information is inappropriate. Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

We have made the requested revisions to page S-52 and throughout the base prospectus.

Signatures

19.                                 Please also provide the signature for the Chief Executive Officer.

Please note that John J. Haines, the Chief Executive Officer of the Company did, in fact, sign the Registration Statement. However, his title incorrectly states that he is also the Chief Financial Officer. We have corrected this error in the amended filing.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at (847) 564-6153.

Sincerely,

Mick Forde

Enclosures

cc:	Eileen Bannon